OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Forman, Michael, R.		Tecumseh Products Company (TECUA and TECUB)
	100 E. Patterson Street	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/28/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Tecumseh, MI 49286 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Dividend Equivalent Units (1)		one for one		03/28/2003				A			0.42

	Dividend Equivalent Units (2)		one for one		03/28/2003				A			0.42

	Dividend Equivalent Units (3)		one for one		03/28/2003				A			0.69

	Dividend Equivalent Units (4)		one for one		03/28/2003				A			0.69

	Dividend Equivalent Units (5)		one for one		03/28/2003				A			11.03

	Dividend Equivalent Units (6)		one for one		03/28/2003				A			2.07

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	12/31/2007	12/31/2007		Class A Common Stock	0.42				0.42		D

	12/31/2005	12/31/2005		Class A Common Stock	0.42				0.42		D

	12/31/2005	12/31/2005		Class A Common Stock	0.69				5.33		D

	12/31/2003	12/31/2003		Class A Common Stock	0.69				5.33		D

	12/31/2004	12/31/2004		Class A Common Stock	11.03				127.81		D

	12/31/2003	12/31/2003		Class A Common Stock	2.07				29.60		D

Explanation of Responses:

(1) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2003 and payable 12/31/2007.
(2) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2003 and payable 12/31/2005.
(3) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2001 and payable 12/31/2005.
(4) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2001 and payable 12/31/2003.
(5) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2000 and payable 12/31/2004.
(6) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 1999 and payable 12/31/2003.

Daryl P. McDonald	4/1/2003
**Signature of Reporting Person Attorney-in-Fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

LIMITED POWER OF ATTORNEY FOR
SECTION 16 REPORTING OBLIGATIONS

    Know all by these presents, that the undersigned hereby constitutes and appoints each of Daryl P. McDonald and David W. Kay, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)    execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Tecumseh Products Company, a Michigan corporation (the "Company"), Forms 3, 4, and 5 in accordance with Section 16 (a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)    do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such forms with the United States Securities and Exchange Commission and any applicable stock exchange or similar authority, including obtaining identification numbers for electronic filing; and

(3)    take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required on the part of, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

    This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

    IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 25th day of September, 2002.

                            /s/   Michael R. Forman
                         [Section 16 person's signature]

                            Michael R. Forman
                         [type or print Section 16 person's name]

STATE OF MICHIGAN    )
            ): ss.
COUNTY OF LENAWEE    )

    On this 25th day of September, 2002, before me, a Notary Public in and for said County, personally appeared Michael R. Forman, to me personally known, who, being by me first duly sworn, did say that he or she is the person named in and who executed the within instrument and said Michael R. Forman acknowledged said instrument to be his or her free act and deed.

                            /s/  Ozenna Haskell
                            Ozenna Haskell

                        Notary Public

                        Lenawee County, Michigan
                        My commission expires:  August 27, 2006